EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Issuer:

mCloud Technologies Corp. (the "Company")

550-510 Burrard Street

Vancouver, British Columbia V6C 3A8

Canada

2.	Date of Material Change:

December 28, 2022.

3.	News Release:

The news release was issued and disseminated on December 28, 2022 and subsequently filed on SEDAR.

4.	Summary of Material Change:

On December 28, 2022, the Company completed an initial tranche of a unit offering (the “Offering”) for gross proceeds of approximately USD$10,500,000.

5.	5.1 - Full Description of Material Change:

The initial closing of the Offering resulted in the issuance of 420,000 units of the Company (each, a “Unit” and collectively the “Units”) at a price of USD$25.00 per Unit. Each Unit consists of one 9% Series A Cumulative Perpetual Preferred Share of the Company (the “Series A Preferred Shares”) and 25 common share purchase warrants (each whole warrant, a “Warrant” and collectively the “Warrants”). Each Series A Preferred Share is convertible following the issuance date into 25 common shares in the capital of the Company (each, a “Common Share” and collectively the “Common Shares”). Each Warrant entitles the holder thereof to acquire one Common Share at a price of USD$4.75 per Common Share from the grant date until November 29, 2026.

The Series A Preferred Shares began trading on The Nasdaq Capital Market on December 30, 2022 under the symbol “MCLDP”. The Warrants are listed on The Nasdaq Capital Market under the symbol “MCLDW”.

American Trust Investment Services, Inc. acted as agent for the Offering.

The net proceeds from the Offering will be held in escrow and upon release are anticipated to be used for working capital requirements and general corporate purposes, including satisfying convertible debenture debt of the Company in the amount of CAD$23,955,241.

5.2 - Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer:

For further information, please contact Russel McMeekin, Chief Executive Officer, at 1.780.733.7550.

9.	Date of Report:

December 30, 2022.